Exhibit 99.2

c/o Alliance Advisors PO Box 218, Little Falls, NJ 07424 ADDRESS SERVICE REQUESTED NAME & ADDRESS HERE As a stockholder of MingZhu Logistics Holdings Limited, you have the option of voting your shares electronically through the Internet or by telephone, eliminating the need to return the proxy card. Your electronic or telephonic vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed, dated, and returned the proxy card. Votes submitted electronically over the Internet or by telephone must be received by 11:59 p.m., Eastern Time, on July 18, 2025. PLEASE DETACH ALONG PERFORATED LINE AND MAIL IN THE ENVELOPE PROVIDED. MINGZHU LOGISTICS HOLDINGS LTD (incorporated in the Cayman Islands with limited liability) FORM OF PROXY FOR THE EXTRAORDINARY GENERAL MEETING to be held on July 18, 2025 (or any adjourned or postponed meeting thereof) I/we, the undersigned acknowledges receipt of the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement hereby appoint Mr. Jinlong Yang, the CEO of the Company or (Name) of (Address) as my/our proxy to attend and act for me/us at Extraordinary General Meeting1 (or at any adjournment or postponement thereof) of the Company to be held at 9:00AM, Eastern Time, on July 18, 2025 at 950 Third Avenue, 19th Floor, New York, NY 10022 (the “Meeting”). 1 Please insert the number of Ordinary Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s) 2 If any proxy other than the CEO of the Company is preferred, insert the name and address of the proxy desired in the space provided and strike out “Mr. Jinlong Yang, the CEO of the Company or”. A proxy need not be a shareholder. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it. NAME & ADDRESS HERE YOUR CONTROL NUMBER Address Change/Comments: (If you noted any Address Changes and/or Comments above, please mark box.) This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendations. Signature Date Title Signature (Joint Owners) NOTE: Please sign exactly as name(s) appear(s) hereon. When signing as attorney, executor, administrator or other fiduciary, please give full title as such. Joint owners should each sign personally. If a corporation, limited liability company or partnership, please sign in full corporate, limited liability company, or partnership name by authorized officer or person.

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting of Stockholders to be held on July 18, 2025: The Proxy Statement is available at: https://web.viewproxy.com/YGMZ/2025 PLEASE DETACH ALONG PERFORATED LINE AND MAIL IN THE ENVELOPE PROVIDED. My/our proxy is instructed to vote on the resolutions in respect of the matters specified in the Notice of the Extraordinary General Meeting as indicated below: Proposal 1: It is resolved as an ordinary resolution, the increase of the authorized share capital of the Company from USD800,000 divided into 100,000,000 ordinary shares of par value USD0.008 each to USD80,000,000 divided into 10,000,000,000 ordinary shares of par value USD0.008 each (the Share Capital Increase) be approved; FOR AGAINST ABSTAIN Proposal 2: It is resolved as a special resolution, that the second amended and restated memorandum and articles of association of the Company adopted by special resolutions dated June 14, 2024, be amended and restated by the deletion in their entirety and by the substitution in their place of the third amended and restated memorandum and articles of association in the form as attached hereto as Appendix B (the “Amended M&AA”) to reflect, inter alias, the Share Capital Increase. FOR AGAINST ABSTAIN Proposal 3: It is resolved as an ordinary resolution that any one or more of the directors of the Company be and is hereby authorized to do all such acts and things and execute all such documents and deliver all such documents, which are ancillary to the Share Capital Increase and the adoption of the Amended M&AA, including but not limited to, making any relevant registrations and filings with any authorities in accordance with the applicable laws, rules and regulations, as any of them considers necessary, desirable or expedient to give effect to the foregoing arrangements for the Share Capital Increase; the registered office provider of the Company be instructed to make all necessary filings with the Registrar of Companies of the Cayman Islands in connection with the Share Capital Increase and the adoption of the Amended M&AA (the “Authorization of Directors”). FOR AGAINST ABSTAIN Notes: 1. Only the holders of record of the Ordinary Shares of the Company at the close of business on June 12, 2025, New York time, should use this form of proxy. 2. Please indicate your voting preference by ticking, or inserting in the number of shares to be voted for or against or to abstain, the boxes above in respect of each resolution. If NO instruction is given, your proxy will vote or abstain from voting at his/her discretion. If any other matter properly comes before the Extraordinary General Meeting, or any adjournment or postponement thereof, which may properly be acted upon, unless otherwise indicated, your proxy will vote or abstain from voting at his/her discretion. 3. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it. 4. This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same. In the case of joint holders, all holders must sign. 5. This form of proxy and any authority under which it is executed (or a notarized and/or duly certified copy of such authority) must be returned to the attention of Mr. Jinlong Yang, 27F, Yantian Modern Industry Service Center, No. 3018 Shayan Road, Yantian District, Shenzhen, Guangdong, China 518081, no later than the time for holding the Extraordinary General Meeting or any adjournment thereof. 6. Completion and return of the form of proxy will not prevent you from attending and voting in person at the Extraordinary General Meeting.